Culmination Brewing Company

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,440.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-24,109.46
12005 Employee Advance	0.00
12020 Uncategorized Asset	-0.03
12200 Inventory Asset:Brewery Finished Goods Inventory	3,763.86
12250 Inventory Asset:Brewery Inprocess Inventory	1,924.30
13001 Inventory Asset:Brewery Raw Ingredient Inventory	-1,517.10
19050 Accumulated Amortization of Other Assets	8,101.00
20000 Accounts Payable	-6,492.68
22000 AMEX 92001/93009/95004	32,035.50
22020 xPRODUCTION Amex	-14,165.80
25000 Columbia Bank Loan 7325	-56,751.05
27000 Keg Deposits	1,540.00
SK-Gift Card Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-55,671.46**
Net cash provided by operating activities	**$ -54,231.34**
INVESTING ACTIVITIES	
16022 Fixed Assets:Vehicles	-30,747.80
17000 Fixed Assets:Accumulated Depreciation	99,194.00
12030 Pre Paid Hops	-14,297.14
18000 Security Deposit	-1,000.00
Net cash provided by investing activities	**$53,149.06**
FINANCING ACTIVITIES	
25020 Notes Payable Key Bank Equipment	-22,369.56
Notes Payable Ford	29,938.80
Net cash provided by financing activities	**$7,569.24**
NET CASH INCREASE FOR PERIOD	**$6,486.96**
Cash at beginning of period	20,833.10
CASH AT END OF PERIOD	**$27,320.06**